FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Notice to Stockholders — Dividend Payment, December 13, 2012

2.	Market Announcement: Decisions on renewals of concessions, December 4, 2012

3.	Earnings Release - Third Quarter 2012

4.	Market Announcement: Cemig GT wins the Brazilian National Quality Prize (PNQ) for 2012, November 8, 2012

5.	Market Announcement: Concession Contract Renewal Applications, October 15, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: December 18, 2012

1. Notice to Stockholders — Dividend Payment, December 13, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Second dividend payment for 2011

We hereby advise stockholders that Cemig will make payment of the second part of the stockholder remuneration for the business year of 2011 on December 26, 2012. This payment, of R$ 647,020,000, equivalent to R$ 0,948538419 per share, is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 27, 2012.

The stockholders entitled to this payment are those whose names were on the Company’s Nominal Share Registry on April 27, 2012.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity, and the Depository Brokers will be responsible for passing the amounts through to stockholders.

Belo Horizonte, December 13, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Market Announcement:  Decisions on renewals of concessions, December 4, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE: 31300040127

MARKET ANNOUNCEMENT

Cemig Board decisions on renewals of concessions

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

By decision of its Board of Directors, Cemig has decided to sign a contract with the Mining and Energy Ministry for renewal, for 30 years, of the concession for operation and maintenance of the transmission assets of its subsidiary Cemig Geração e Transmissão S.A.

The Board also decided not to renew the concessions of 18 of the Company’s hydroelectric plants, the concession contracts of which expire in the coming years.

Cemig will call an Extraordinary General Meeting of Stockholders to submit the decision taken by the Board to the approval of the stockholders.

These decisions reflect the Company’s commitment to its stockholders, employees and other stakeholders to maintain the Company’s sustainability and growth.

Belo Horizonte, December 4, 2012,

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Earnings Release - Third Quarter 2012

Your invitation Cemig

Third Quarter 2012 Results

Cemig

(BM&FBOVESRA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for publication of 3Q 2012 Results:

1 – Publication

November 14, 2012 (Wednesday)
(after close of market in São Paulo and New York)
The information will be available on our website: http://ri.cemig.com.br

2 – Video webcast and Conference call

November 19, 2012 (Monday), at 3:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by video webcast at:
http://ri.cemig.com.br

or

by conference call at:

+ 55 (11) 4688-6341

Password: CEMIG

3 – Video Webcast Playback:         Site: http://ri.cemig.com.br

Available far 90 days              Click on the banner and download

4 – Conference call playback:       Phone: (+ 55 11) 4688-6312

Available Nov 19-25, 2012	Passwords:	1177583# (Portuguese)
4544867# (English)

For any questions please call +55 31 3506-5024. Thank you.

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could originate different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

(Figures are in R$ ‘000, except where otherwise indicated)

From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, comments:

“Cemig’s 3Q12 results are in line with the guidelines laid down in our Long-term Strategic Plan. Maintaining its growth strategy, Cemig ensures its leadership position in consolidation of the Brazilian electricity sector.  As part of this context, the company’s recent decisions aim to ensure funding for continuity of the Company’s policy of investments, including those associated with opportunities for new projects and acquisitions — contributing to the development of Brazil’s electricity sector and the provision of service to our consumers with quality and efficiency.”

Cemig’s CFO, Mr. Luiz Fernando Rolla, says:

“In third quarter 2012 Cemig earned Ebitda of R$ 1.8 billion, showing its strong capacity to generate operational cash flow through its diversified portfolio of businesses and its high levels of operational efficiency.  Our resulting net profit in the period is R$ 937 million, 43% more than in the same period of 2011. Our solid balance sheet, also reflected by our cash position of R$ 4.7 billion, supports continuity of the company’s projects, with an investment program always focused on profitability and addition of value for our stockholders in the long term, and for the community that we serve. Below — in this release — we present our highlights for 3Q12. “

Cemig, 3Q12: Key numbers

•                   Cash flow, measured as Ebitda, of R$ 1.8 billion in 3Q12, 18% more than in 3Q11.

•                   Net income up 43.0% from 3Q11, at R$ 937 million.

•                   Non-recurring gain of R$ 259mn in 3Q12, arising from dilutions of a stockholding interest in jointly-controlled subsidiaries*

*(This is described in more detail in Note 12 to the Quarterly Information (ITR) published by the Cemig Holding Company).

•                   Net revenue of more than R$ 4.8 billion in 3Q12 — robust growth of 19.0%, from 3Q11.

The economic context

Weak global economic activity continues to be the focus of uncertainty in 2012. The highlight is the threat to the Eurozone posed by the continuing fiscal tension in many of its countries — while in the US, slow below-potential growth, a historic unemployment level, and lack of a specific forward outlook on the “Fiscal Cliff”, are tending to hold back any significant progress on recovery.

In China, too, there is a moment of uncertainty, due to both the political transition and also the effects of the relative cooling of its economic growth in the context of the recent slowdown in growth rates worldwide. However, based on the improvement in certain economic activity indicators, and the short-term effects of monetary and fiscal easing policies, China’s economy is still expected to expand by more than 7.5% in 2012.

Brazil’s economic scenario continues to stand out from this overall perturbed international picture.  Its debt/GDP ratio continues to fall, and inflation is showing signs that it will be within the target range by the end of the year. The country’s robust international reserves of US$400 billion; its advanced and solid financial system; and the fiscal responsibility regime governing the states and municipalities all help to expand investors’ confidence in the country.

As a result Brazil still stands out as one of the world’s principal destinations for investors, as shown by foreign direct investment (FDI) equal to nearly 2.5% of GDP.  We expect the fiscal and monetary stimulus measures now in place — mainly affecting industry — to result in a resurgence in Brazilian economic activity as 2012 comes to a close.

Market forecasts are now indicating annualized Brazilian GDP growth of 4% in the fourth quarter of this year, likely maintained until the end of 2003.

Renewal of concessions — Provisional Measure 579 of September 11, 2012

On September 11, 2012, Brazil’s federal government issued Provisional Measure 579 (“PM 579”), governing renewals for 30 years of electricity distribution, transmission and generation concessions that meet the renewal criteria in Law 9074/1995, made provisions for bringing forward the date of expiry of present concessions, requiring concession holders to sign an extension contract with the concession granting power (the federal government).

PM 579 makes extension of a concession conditional on express acceptance of criteria for remuneration, allocation of supply, and quality standards specified in it. It also specifies that indemnity of assets that have not yet been amortized or depreciated should be on the basis of replacement value — with the exception of transmission assets that existed on May 31, 2000, which are considered to be 100% amortized.

Finally, concessions that are not extended on the basis laid down in the Measure are to be offered by tender — by auction or by competing bids — for up to 30 years.

Cemig, through its subsidiaries and affiliated companies, has approximately 7 GW of installed generation capacity, and 5,000 kilometers of transmission lines, which will be affected to a greater or lesser degree by the measures announced.

In compliance with the procedure laid down in the Provisional Measure, on October 15, 2012 Cemig submitted to the Brazilian electricity regulator, Aneel, its statement of interest in extending those of its electricity transmission and generation Concession Contracts which, in Cemig’s understanding, were within the criteria specified in the Measure, without prejudice to any possible rights specified in the conversion law.

In accordance with the provisions and timing in PM 579, Ministerial Orders 578 and 579 of October 31, 2012, issued by the Mining and Energy Ministry (MME), laid down initial tariffs for the hydroelectric plants that come within the definition in Clause 6 of PM 579, applying to concession renewals brought forward under it.

On November 1, 2012, Interministerial Order 580, issued by the Mining and Energy Ministry and the Finance Ministry, set out the amounts of indemnity to be paid to holders of generation and transmission concessions that opt to bring forward renewals of concessions.

As mentioned above, renewals of the following concession contracts were required:

1. Concessions for electricity generation service, for the generating plants listed below, contained in Concession Contract 007/97 (Cemig — Generation), with provisos relating to the price of electricity, residual value of assets and operational conditions. For these concessions, Interministerial Order 580 of the Mining and Finance Ministries specifies that there will be no indemnity payable by the concession-granting power.

Generation Plant	Tariff published – in MME Ministerial Order 578/12 – R$/kW.year	Corresponding tariff value in R$/MWh
Três Marias Hydroelectric Plant	58.48553	11.06220
Volta Grande Hydroelectric Plant	59.08092	11.19158
Salto Grande Hydroelectric Plant	89.27921	13.86070
Itutinga Hydroelectric Plant	94.88619	20.11612
Camargos Hydroelectric Plant,	92.23039	23.06261
Piau Small Hydro Plant	140.93844	21.41614
Gafanhoto Small Hydro Plant	127.51929	30.50868
Peti Small Hydro Plant	158.8735	27.58587
Tronqueiras Small Hydro Plant	146.19005	34.26354
Joasal Small Hydro Plant	160.02056	29.50853
Martins Small Hydro Plant	129.76072	45.08264
Cajuru Small Hydro Plant	152.18112	35.94264
Paciência Small Hydro Plant	188.19722	37.14131
Marmelos Small Hydro Plant	204.86441	32.48104
Dona Rita Small Hydro Plant	193.26319	51.62081
Sumidouro Small Hydro Plant	139.73608	99.46296
Anil Small Hydro Plant	216.85424	46.80955
Poquim Small Hydro Plant	251.18478	—

2. Transmission service concessions, under Concession Contract 006/97 (Cemig), relating to the transmission facilities under Cemig’s responsibility that are classified as part of the National Grid, under Law 9074/95 and related regulations, with provisos relating to authorized revenue, operational conditions and residual value of the assets. The indemnity specified in Mining and Finance Ministry Interministerial Order 580 for the Company’s transmission assets was R$ 285,438,000 (two hundred and eighty five million, four hundred and thirty eight thousand Reais). The annual revenue laid down by Order 579 was R$ 148,536,000.

As specified in the Provisional Measure, Cemig has until December 4, 2012 to state its position on agreement with the tariffs specified in the generation and transmission concessions referred to, and also on the amounts of the indemnities specified, for the purposes of signing the renewal of the concession contracts. If the Company does not accept the terms laid down by the concession-granting power, it will continue to operate the assets until the end of the period of each one of the concessions referred to.

Since the Company has not yet made its final statement of position on acceptance of the conditions specified in the Provisional Measure for bringing forward renewal of its concessions and its assessment of the indemnity value specified, it is not currently possible to determine the financial effects of the Provisional Measure on its Financial Statements.

Performance of shares

Security	Ticker	Currency	Close of 3Q12	Close of 2Q12	Change in period
Cemig PN	CMIG4	R$	24.58	37.53	-34.91%
Cemig ON	CMIG3	R$	22.40	31.80	-29.56%
ADR PN	CIG	U$	12.12	18.42	-34.20%
ADR ON	CIG.C	U$	10.67	15.64	-31.78%
Cemig ON (Latibex)	XCMIG	EUR	9.57	14.63	-34.62%
Ibovespa	Ibovespa	—	59,175	54,354	8.87%
IEEX	IEEX	—	30,091	35,415	-15.04%

Sources: Economática, Latibex.

Brazil’s main equity index, the Ibovespa, recovered from a strong fall in the prior three months, to close 8.87% higher on the third quarter of 2012. Cemig’s equities traded in Brazil — preferred (CMIG4) and common shares (CMIG3) — fell by 34.91% and 29.56%, respectively, in the quarter. The movement was in the same direction as that of Brazil’s IEEX Electricity Index, which fell 15.04% over the quarter.

The fall in electricity stocks reflected the market’s reaction to the announcement of Provisional Measure 579, which provided for early renewals of concessions under a new tariff regime.

Summary of 3Q Results

Item	3Q12	3Q11	(%)
Electricity sold, GWh	17,715	17,413	1.7%
Gross revenue	6,686	5,827	15%
Net revenue	4,810	4,036	19%
Ebitda	1,752	1,489	18%
Net income	937	657	43%

Adoption of IFRS

The results below are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

PROFIT AND LOSS ACCOUNTS FOR THE

THIRD QUARTERS OF 2012 AND 2011

	3rd Quarter 2012	3rd Quarter 2011
REVENUE	4,810,133	4,035,749

OPERATIONAL COSTS AND EXPENSES
Personnel	(320,692)	(293,134)
Employees’ and managers’ profit shares	(59,139)	(46,659)
Employee post-retirement benefits	(30,619)	(30,887)
Materials	(22,243)	(17,351)
Outsourced services	(267,158)	(252,294)
Electricity bought for resale	(1,580,014)	(1,110,782)
Depreciation and amortization	(229,237)	(248,649)
Royalties for use of water resources	(44,501)	(38,728)
Provisions (reversals) for operational losses	(33,975)	(100,359)
Charges for the use of the basic transmission grid	(138,614)	(226,293)
Gas purchased for resale	(138,150)	(92,954)
Infrastructure Construction Costs	(529,689)	(266,550)
Other operational expenses, net	(151,220)	(70,569)
	(3,545,251)	(2,795,209)

Operational profit/loss before Equity gain/loss and Financial revenue/expenses	1,264,882	1,240,540

Goodwill on issuance of shares	258,705	––
Equity gain (loss) on subsidiaries	(1,024)	––
Financial revenue	227,110	212,768
Financial expenses	(466,397)	(484,654)

Pre-tax profit (loss)	1,283,276	968,654

Current income tax and Social Contribution tax	(334,860)	(275,397)
Deferred income tax and Social Contribution tax	(11,285)	(36,010)
PROFIT FOR THE PERIOD	937,131	657,247

Cemig’s consolidated electricity market

The figures we report for Cemig’s market include the sale of electricity by: Cemig D, Cemig GT consolidated (Cemig GT plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

This equates to: the sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa Program to Encourage Alternative Electricity Sources; and the sales on the CCEE (the wholesale market) — eliminating transactions between companies of the Cemig group.

The volume of electricity sold to final consumers in Cemig’s concession area in 3Q12 was 3.8% higher than in 3Q11. This reflects the constant increase in Cemig’s total number of clients — to a total of 11.5 million consumers at the end of 3Q12, 1.0% more than at the end of 3Q11. Of this total number of consumers, Cemig D serves 7.5 million, and Light serves 4.0 million; Cemig GT has 367 clients; and the subsidiary and affiliate companies have 22 clients.

This growth can be seen in detail in the separate consumer categories:

Residential:

Residential consumption represented 17% of the total electricity transacted by Cemig in 3Q12. The growth of 6.1% over the period reflects connection of new consumers, and increased private consumption of goods and services due to the more favorable conditions of the Brazilian consumer market, in turn reflecting the vigorous employment market, and growth in total real wages, associated with expansion of the supply of credit.

Industrial:

Consumption by Free Consumer clients represented 40% of the total volume of electricity transacted by Cemig in 3Q12, and was 0.4% more than in 3Q11. The increase basically reflects the recovery in the level of industrial activity in Cemig’s concession area.

Commercial:

This total volume of electricity transacted with this user group accounted for 11% of Cemig’s total in 3Q12, and was 13.2% more than the volume transacted in 3Q11.  This growth is also associated with the strong domestic consumer market, especially final consumption by private consumers.

Rural:

Rural consumption, representing 5% of total electricity sold by Cemig, was 2% higher than in 3Q11, with first-time connection of 91,605 rural properties in the interval.

Other consumer categories:

The total of other types of consumption in 2012 — by public authorities, public illumination, public services, and Cemig’s own consumption — represented 6% of Cemig’s total transactions in electricity in the quarter, and was 7% higher than in 3Q11.

	MWh (*)
	3Q 2012	3Q 2011	Change, %
Residential	2,795,303	2,634,924	6.09
Industrial	6,728,401	6,700,287	0.42
Commercial, services and others	1,887,719	1,667,721	13.19
Rural	831,007	816,157	1.82
Public authorities	317,595	284,032	11.82
Public illumination	370,143	356,047	3.96
Public service	390,091	368,322	5.91
Subtotal	13,320,259	12,827,490	3.84
Own consumption	15,059	13,461	11.87
Uninvoiced supply , net	––	––	––
	13,335,318	12,840,951	3.85
Wholesale supply to other concession holders	3,487,400	3,678,429	(5.19)
Transactions in electricity on the CCEE	860,306	854,317	0.70
Sales under the Proinfa program	31,728	39,465	(19.60)
Total	17,714,752	17,413,162	1.73

(*) The information in MWh has not been reviewed by the external auditors.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of: sales to Free Clients both in the state of Minas Gerais and outside it; sales under the Proinfa program to encourage new energy sources; and wholesale sales in the Regulated and Free Markets, and through the CCEE (Electricity Trading Chamber).

Cemig GT’s electricity market was 0.69% smaller, in aggregate, in 3Q12, than in 3Q11.  This was due to a lower volume of sales of electricity in the Free Market in the period.

The counterpart to this was that total revenue from electricity supply in 3Q12 was 15.2% higher year-on-year, at R$ 1.3 billion, compared to R$ 1.1 billion in 3Q11, which was a result of the Company’s commercial strategy.

This is mainly due to higher prices in the spot market; but is also due to sales being 2.3% higher year-on-year in the industrial consumer category — and 143.0% higher in the commercial category.

Although the volume of electricity sold to other concession holders was 7.6% lower YoY, revenue from that electricity sold to other concession holders was 19.2% higher, at R$ 453 million in 3Q12, compared to R$ 380 million in 3Q11.

Breakdown of Cemig GT’s supply of electricity, by type of consumer:

	MWh (**)
	3Q 12	3Q 11	Change, %
Industrial	5,303,774	5,183,193	2.33
Commercial	58,833	24,212	142.99
Uninvoiced supply, net	––	––	––
	5,362,607	5,207,405	2.98
Wholesale supply to other concession holders (*)	3,554,682	3,845,669	(7.57)
Transactions in electricity on the CCEE	695,937	619,334	12.37
Sales under the Proinfa program	31,728	39,465	(19.60)
Total	9,644,954	9,711,873	(0.69)

( * )      Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

( ** )   The information in MWh has not been reviewed by the external auditors.

The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. (Cemig D) covers 567,748 km², approximately 97% of the Brazilian State of Minas Gerais.  Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State. These contracts have expiry date of February 18, 2016, and a clause providing for their extension by the concession-granting power for a further 20 (twenty) years, upon application by the concession holder.

Total sales of electricity by Cemig Distribuição were 0.43% higher in 3Q12 than 3Q11. The main positive contribution to this result comes from the residential, commercial and rural user categories. A negative contribution comes from the Industrial category of Cemig’s captive market, in which consumption was 8.6% lower year-on-year in 3Q12 — before any adjustment for the clients that migrated from the captive market to the Free Market.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption was 35.7% of the total electricity sold by Cemig D in 3Q12, and was 3.1% higher than in 3Q11.

Industrial:

Electricity used by (captive) industrial clients was 16.9% of the volume sold by Cemig D in 3Q12, and totaled 8.6% less than in 3Q11 — the main factor being the migration of captive clients to the status of free clients in 2012.

Commercial and Services:

The volume of electricity sold to this consumer category accounted for 20.8% of the electricity sold by Cemig D in 3Q12, and was 3.0% higher than in 3Q11.

Rural:

Rural consumption was 1.74% higher year-on-year, with the connection of 91,624 new rural properties added in the 12-month period. These consumers accounted for 13.4% of the total electricity consumption.

Other consumer categories:

The total of the other types of consumption in 3Q12 — by public authorities, by public illumination, by public services, and Cemig’s own consumption — was 1.0% higher than in 3Q11, and was 13.3% of the total volume sold by Cemig D.

	MWh (*)
	3Q12	3Q11	Change, %
Residential	2,210,313	2,144,445	3.07
Industrial	1,043,940	1,142,526	(8.63)
Commercial, services and others	1,290,234	1,253,096	2.96
Rural	826,937	812,788	1.74
Public authorities	201,149	197,181	2.01
Public illumination	313,113	311,564	0.50
Public service	299,377	296,564	0.95
Subtotal	6,185,063	6,158,164	0.44
Own consumption	8,140	8,237	(1.18)
Transactions in electricity on the CCEE	69,256	50,504	37.1
Total	6,193,203	6,166,401	0.43

(*) The information in MWh has not been reviewed by the external auditors.

(**) Figures given in MWh are for net purchase/sale.

Consolidated operational revenue

Revenue from supply of electricity

Revenue from total supply of electricity to final consumers in 3Q12 was R$ 4.150 billion, compared to R$ 3.821 billion in 3Q11, an increase of 8.6%.

The main factors affecting revenue in 2012 were:

•                      Tariff increase for Cemig D with average effect on consumer tariffs of 3.85%, starting from April 8, 2012.

•                      Tariff increase for Cemig D with average effect on consumer tariffs of 7.24%, starting from April 8, 2011.

•                      Volume of energy invoiced to final consumers 3.84% higher (this excludes Cemig’s own internal consumption).

•                      Contractual upward indexed adjustment to the prices paid by Free Consumers, the main indexor being the IGP—M inflation index.

	R$
	3Q12	3Q11	Change, %
Residential	1,518,270	1,378,182	10.16
Industrial	1,201,547	1,145,903	4.86
Commercial, services and others	845,747	753,475	12.25
Rural	218,343	204,788	6.62
Public authorities	146,516	131,076	11.78
Public illumination	99,828	94,866	5.23
Public service	119,651	112,929	5.95
Subtotal	4,149,902	3,821,219	8.60
Uninvoiced supply , net	17,047	3,901	336.99
	4,166,949	3,825,120	8.94
Wholesale supply to other concession holders	487,684	420,897	15.87
Sales under the Proinfa program	9,345	12,416	(24.73)
Total	4,663,978	4,258,433	9.52

Revenue from wholesale electricity sales

Although the volume of electricity sold to other concession holders in 3Q12 was 5.19% lower than in 3Q11, revenue from these sales was 15.87% higher, at R$ 487.7 million (vs. R$ 420.9 million in 3Q11) due to the average sale price being 22.21% higher — at R$ 139.84/MWh, compared to R$ 114.42/MWh in 3Q11.

Revenue from use of electricity distribution systems (TUSD)

The revenue from the TUSD (Tariff for Use of the Distribution System), received by Cemig D and Light, was 5.97% lower in 3Q12, at R$ 527.7 million, compared to R$ 561.2 million in 3Q11. This revenue comes from charges made to Free Consumers on the electricity sold by other agents of the electricity sector.

Transmission concession revenue

Transmission concession revenue in 3Q12 was R$ 548,798, 25.81% more than in 3Q11 (R$ 436,217). This variation mainly reflects the expansion of Cemig GT’s transmission assets arising from the new acquisitions made in 2011 — principally of Abengoa, acquired through Cemig GT’s subsidiary Taesa. The transmission revenue aggregated by Taesa in 3Q12 (stated in proportion to Cemig’s stake) was R$ 318,502, compared to R$ 274,986 in 3Q11.

Transactions in electricity on the CCEE

Revenue from transactions in electricity on the CCEE (Electricity Trading Chamber) in 3Q12 was R$ 69,256, an increase of 37.13% relative to 3Q11,

when it was R$ 50,504). This reflects the significantly higher average spot market price in 3Q12 — of R$ 131.14 — compared to R$ 20.61 in 3Q11.

Other operational revenues

This total includes charged services, supply of gas, sharing of infrastructure, the subsidy for the low-income electricity tariff, and other services provided under the concession.

It was 36.69% higher, at R$ 344,744, in 3Q12 than in 3Q11 (R$ 252,204).  The difference mainly reflects (i) supply of gas 35.62% higher in 3Q12 than in 3Q11; and (ii) the new criteria for the low-income rate subsidy, set by Aneel Resolution 472 of January 2012. Resolution 472 laid down the method for calculating the monthly difference of revenue resulting from application of the Social Electricity Tariff, and the resulting amount of funds to be paid to the distributors to pay for the difference.

Charges applied to revenue

The charges applied to revenue in 3Q12 totaled R$ 1,875,314, an increase of 4.70% compared to 3Q11 (R$ 1,791,149). The main variations in these deductions from revenue between the two years are as follows:

Global Reversion Reserve — RGR

The deduction from revenue for the RGR in 3Q12 was R$ 76,891, 51.53% higher than the figure for 3Q11 (R$ 50,742).  The RGR is charged to providers of public electricity service under concessions and permissions, to provide funds for reversion, compulsory takeover of concessions, and expansion and improvement of service. The annual RGR payments are calculated as 2.5% of the concession holder’s capital expenditure, pro rata tempore per quarter, with a maximum of 3.0% of each concession holder’s total revenue from retail and wholesale supply (except supply originating from Itaipu), use of the electricity network, and charged services, less the related amounts of ICMS tax embedded in revenue, where applicable.

The Fuel Consumption Account — CCC

The CCC quota in 3Q12 was R$ 114,256, 39.91% less than in 3Q11 (R$ 190,141). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution.

CDE — Energy Development Account

The payments of the CDE are set by an Aneel Resolution, and were 17.13% higher in 3Q11 than 3Q11. The amount of the CDE charge in the quarter was R$ 151,978, compared to R$ 129,751 in 3Q11.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

	3Q12	3Q11	Change, %
Charges on revenue:
ICMS tax	983,688	906,331	8.54
Cofins tax	408,922	385,911	5.96
PIS and Pasep taxes	88,752	83,776	5.94
ISS value added tax on services, and other taxes	2,070	1,536	34.77
	1,483,432	1,377,554	7.69
Charges to the consumer
Global Reversion Reserve — RGR	76,891	50,742	51.53
Energy Efficiency Program — P.E.E.	12,629	11,112	13.65
CDE — Energy Development Account	151,978	129,751	17.13
Fuel Consumption Account — CCC	114,256	190,141	(39.91)
Research and Development — R&D	11,869	10,233	15.99
National Scientific and Technological Development Fund (FNDCT)	10,254	9,003	13.90
Energy system expansion research — EPE (Mining and Energy Ministry)	12,772	4,565	179.78
Emergency Capacity Charge	—	93	—
0.30% additional payment (Law 12111/09)	1,233	7,955	(84.50)
	1,233	413,595	(5.25)
	1,875,314	1,791,149	4.70

Operational costs and expenses

(Excluding Financial revenues (expenses))

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 3.545 billion in 3Q12, 26.83% more than in 3Q11 (R$ 2.795 billion). This mainly reflects higher costs on employee profit shares, electricity bought for resale, operational reversals, charges for use of the national transmission grid, and gas bought for resale.

The following paragraphs outline the main variations in expenses:

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 3Q12 was R$ 59,139, compared to R$ 46,659 in 3Q11, an increase of 26.75%.  The considerable difference reflects recognition in 3Q12 of profit shares previously agreed with the unions for this business year; in 2011 the largest portion was provisioned only in the fourth quarter of the year — since in that year the negotiations were completed in December.

Electricity bought for resale

The expense on electricity bought for resale in 3Q12 was R$ 1,580,014 — 42.24% more than in 3Q11 (R$ 1,110,782). This primarily reflects:

•                      Financial exposure of Cemig D to the spot market 114.34% higher — R$ 208,634 in 3Q12, compared to R$ 97,339 in 3Q11, due to considerably higher average spot market prices in all the sub-markets — these averaged R$ 20.61/MWh in 3Q11, and R$ 131.14/MWh in 3Q12.

•                      Electricity acquired by auction by Cemig D in the Regulated Market 24.67% higher — as part of a strategy to reduce risk of exposure to the spot market.

•                      Expense on electricity from Itaipu 22.32% higher, at R$ 231,112 in 3Q12, vs. R$ 188,948 in 3Q11, since this expense is indexed to the US dollar. In the first half of 2012 the Real depreciated against the dollar, whereas in the first half of 2011 it appreciated against the dollar. The average value of the dollar applied to invoices in 3Q12 was R$ 2.038, 22.62% higher than the value of R$ 1.662 applied in 3Q11.

Charges for use of the transmission grid

Charges for use of the transmission network totaled R$ 138,614 in 3Q12, compared to R$ 226,293 in 3Q11 — a reduction of 38.75%. This expense is for the charges payable by electricity distribution and generation agents for use of facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

Gas purchased for resale

The cost of gas purchased for resale was R$ 138,150 in 3Q12, 48.62% more than in 3Q11 (R$ 92,954). This reflects the higher volume of gas purchased, to supply higher sales of gas by Gasmig in 2012, on increased industrial consumption following the expansion of Gasmig’s client base in the ‘Steel Valley’ (Vale do Aço) and South of Minas (Sul de Minas) regions.

Financial revenues (expenses)

Net financial expenses in 3Q12 were 11.99% lower than in 3Q11 — at R$ 239,287, vs. R$ 271,886 a year before.

The main factors in the difference between 2Q12 and 2Q11 are

•                      Revenue from late charges on overdue electricity bills in 3Q12, at R$ 49.019, was 61.59% higher than in 3Q11 (R$ 30,336). Among other factors, this reflects implementation of collection follow-up by e-mail and text message, with more effort applied also to standard methods such as follow-up letters and formal demands.

•                      Revenue from cash investments was 29.72% lower — on less cash invested in 2012.

•                      Lower expense on costs of loans and financings, at R$ 298,955 in 3Q12, compared to R$ 357,496 in 3Q11. This basically reflects a lower volume of loans linked to the CDI rate in 3Q12 than in 3Q11, and also the lower variation represented by applying the CDI rate in the quarter.  In 3Q12 this variation was 1.91%, compared to 3.01% in 3Q11.

•                      Expense on monetary updating of loans and financing 199.67% higher, at R$ 48,049, in 3Q12 than in 3Q11 (R$ 16,034). This reflects the higher value of the IGP—M inflation index in the third quarter of 2012 than in 3Q11, and also the effect of new capital raised as from 2Q11.

•                      Expense of monetary updating on paid concessions: a total of R$ 17,086 in 3Q12, compared to R$ 4,135 in 3Q11. This reflects the significantly higher variation in the IGP—M inflation index in 3Q12 — which was 0.97% in 3Q11, but 3.78% in 3Q12.

•                      Net expense of exchange rate variations in 3Q12 totaling R$ 1,893, compared to net expense of R$ 23,182 in 3Q11, on loans and financings in foreign currency, and on purchases of electricity from Itaipu, indexed to the dollar. There was a significant difference in the appreciation of the dollar against the Real in the two periods: by 18.79% in 3Q11, but 0.46% in 3Q12.

Net financial revenue (expenses)

	3Q12	3Q11	Change, %
FINANCIAL REVENUES
Interest income from cash investments	80,826	115,010	(29.72)
Late charges on overdue electricity bills	49,019	30,336	61.59
Monetary variations	25,171	20,944	20.18
Interest and monetary updating on accounts receivable from Minas Gerais state government	44,035	38,525	14.30
Foreign exchange variations	8,397	(7,836)	(207.16)
Pasep and Cofins taxes on financial revenues	(1,666)	(27,006)	(93.83)
Gains on financial instruments	—	29,865	—
Other	21,328	12,930	64.95
FINANCIAL EXPENSES	227,110	212,768	6.74
Costs of loans and financings	(298,955)	(357,496)	(16.38)
Foreign exchange variations	(10,290)	(15,346)	(32.95)
Monetary updating — loans and financings	(48,049)	(16,034)	199.67
Monetary updating — paid concessions	(17,086)	(4,135)	313.20
Monetary Updating — R&D and P.E.E.	(5,509)	(9,112)	(39.54)
Monetary updating — Other items	(8,466)	(10,347)	(18.18)
Losses on financial instruments	(332)	—	—
Adjustment to present value	—	(2,800)	—
Charges and monetary updating on Post-retirement liabilities	(27,878)	(18,451)	51.09
Other	(49,832)	(50,933)	(2.16)
	(466,397)	(484,654)	(3.77)
NET FINANCIAL REVENUE (EXPENSES)	(239,287)	(271,886)	(11.99)

Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution in 3Q12 totaled R$ 346,145, on pre-tax profit of R$ 1,283,276, a percentage of 26.97%. In 3Q11 the expense on income tax and the Social Contribution tax was R$ 311,407, on pre-tax profit of R$ 968,654, before tax effects — a percentage of 32.15%.

Ebitda

(Method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 3Q12 was 17.63% higher than 3Q11:

EBITDA - R$ ‘000	3Q12	3Q11	Change, %
Profit for the period	937,131	657,247	42.58
+ Income tax and Social Contribution tax	346,145	311,407	11.16
+ Net financial revenue (expenses)	239,287	271,886	(11.99)
+ Depreciation and amortization	229,237	248,649	(7.81)
Ebitda	1,751,800	1,489,189	17.63

Ebitda

The higher Ebitda in 3Q12 than in 3Q11 primarily reflects net revenue 17.63% higher, mainly due to the gain on issue of shares referred to above, and revenue 19.19% higher, partially offset by operational costs and expenses (excluding effects of depreciation and amortization) 30.22% higher. The higher Operational costs and expenses in 3Q12 than 3Q11 are reflected in Ebitda margin, which was 36.90% in 3Q11, and 36.42% in 3Q12.

Light: 3Q12 highlights

•                  Total electricity consumption in 3Q12, at 5,486 GWh, 3.5% higher than in 3Q11.

•                  Consumption by the Commercial user category up 13.3% YoY.

•                  Consolidated net revenue in the quarter, excluding construction revenue, was R$ 1.578 billion, up 10.6% from 3Q11.

•                  Revenue was higher year-on-year in all the segments of Light’s business, with a highlight for sales and services, in which revenue was up 103.4% YoY.

•                  Consolidated Ebitda in the quarter was R$ 269.5 million, 12.4% up from 3Q11, with a strong component from generation.

•                  3Q12 Ebitda margin was 17.1% — compared to 16.8% in 3Q11.

•                  Net income in the quarter was R$ 84.1 million, up from a loss of R$1.6 mn in 3Q11.

•                  Realized revenues from electricity invoices in the 12 months to end-3Q12 were 98.3% of the total invoiced, 1.1 percentage points better than the percentage achieved a year before.

Taesa: 3Q12 highlights

•                  “Re-IPO”, on July 19, 2012, raised R$ 1.729 billion.

•                  Objective: to finance Taesa’s strategy of growth based on M&A with addition of value, disciplined approach in auctions, and operational strengthening projects.

•                  Steps taken to refinance short-term debt, issued to finance acquisition of the assets of Abengoa.

•                  Debenture issue: R$ 2.16 billion, in 3 series, with maturities at 5, 8 and 12 years.

•                  Starting in 3Q12, Taesa consolidates 100% of Unisa, following the payment of R$ 904mn on July 3.

•                  9M12 Net income is R$ 470mn, 11.1% higher than in 9M11.

•                  3Q12 IFRS Net income includes the effect of updating valuation of the financial asset — carried out in the third quarter of each year — at R$ 299.5 mn — an increase of 8.2% from the end of 3Q11.

•                  9M12 Non-IFRS adjusted Ebitda was R$ 793.3mn, up 47.9% from 9M11, with adjusted Ebitda margin of 88.0%.

•                  3Q12 Non-IFRS adjusted Ebitda was R$ 296.3mn, up 56.3% from 3Q11, with Ebitda margin of 88.2%.

FINANCIAL STATEMENTS SEPARATED BY COMPANY

FINANCIAL STATEMENTS SEPARATED BY COMPANY, AT SEPTEMBER 30, 2012
Item	HOLDING	CEMIG - GT	CEMIG - D	LIGHT	ETEP, ENTE, ERTE, EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OUTRAS	ELIMINAÇÓES/ TRANSFERENCIAS	TOTAL
ASSETS	16,012,281	16,265,199	11,818,850	2,956,855	1,362,149	915,654	468,210	178,752	148,940	1,565,839	(12,470,072)	39,222,657
Cash and cash equivalents	128,210	1,016,930	713,770	304,105	23,950	33,528	133,658	5,431	3,425	175,773	—	2,538,780
Accounts receivable from clients	—	667,333	1,979,618	435,267	36,905	179,700	—	5,333	3,693	128,247	(176,969)	3,259,127
Securities - cash investments	199,195	1,900,350	112,214	4,037	—	11,695	—	13,178	9,326	91,156	—	2,341,151
Taxes	537,856	178,079	1,098,657	184,458	—	55,192	35,724	500	58	81,816	—	2,172,340
Other assets	2,097,489	343,605	1,425,335	159,542	69,126	37,870	37,119	4,036	359	88,324	(53,478)	4,209,327
Investments / Fixed / Intangible / Financial Assets of Concession	13,049,531	12,158,902	6,489,256	1,869,446	1,232,168	597,669	261,709	150,274	132,079	1,000,523	(12,239,625)	24,701,922

LIABILITIES	16,012,281	16,265,199	11,818,850	2,956,855	1,362,149	915,654	468,210	178,752	148,940	1,565,839	(12,470,072)	39,222,657
Suppliers and supplies	4,867	249,051	929,780	192,309	16,915	51,724	8,548	671	2,278	57,596	(60,931)	1,452,808
Loans, financings and debentures	1,087,591	8,243,626	4,326,696	1,254,635	366,305	119,550	141,253	—	—	390,353	682,936	16,612,945
Interest on Equity, and dividends	674,424	138,146	352,781	63,118	10,685	33,480	—	8,290	6,753	62,406	(707,379)	642,704
Employee post-retirement benefits	103,298	442,362	1,405,255	284,025	—	—	—	—	—	69,861	—	2,304,801
Taxes	22,432	656,446	1,008,645	36,776	152,103	21,209	17,597	43,341	1,171	67,294	—	2,027,014
Other liabilities	284,766	593,697	973,484	276,118	41,726	198,384	13,792	2,794	1,960	101,195	(140,434)	2,347,482
Stockholders’ equity	13,834,903	5,941,871	2,822,209	849,874	774,415	491,307	287,020	123,656	136,778	817,134	(12,244,264)	13,834,903

PROFIT AND LOSS ACCOUNT
Net operational revenue	264	3,931,244	6,981,507	1,420,506	239,086	434,975	101,679	42,063	29,782	549,026	(357,664)	13,372,468
Operational costs and expenses	(77,617)	(1,625,133)	(6,158,426)	(1,231,533)	(37,479)	(392,785)	(86,742)	(10,110)	(14,531)	(439,605)	357,664	(9,716,297)
Electricity bought for resale	—	(429,297)	(2,800,406)	(825,551)	—	—	—	(310)	(3,916)	(208,516)	156,403	(4,111,593)
Charges for the use of the basic transmission grid	—	(198,853)	(594,585)	—	—	—	—	—	(1,907)	(2,933)	174,475	(623,803)
Gas purchased for resale	—	—	—	—	—	(356,028)	—	—	—	—	—	(356,028)
Construction costs	—	(77,385)	(980,799)	(122,496)	(15,338)	—	—	—	—	(31,514)	—	(1,227,532)
Personnel	(32,784)	(236,187)	(569,822)	(57,814)	(7,934)	(13,230)	(27,177)	(1,041)	(1,116)	(25,713)	—	(972,818)
Employee profit shares	(13,288)	(43,819)	(117,521)	—	—	—	(1,630)	(196)	(136)	(904)	—	(177,494)
Employee post-retirement liabilities	(7,583)	(22,494)	(70,416)	—	—	—	—	—	—	—	—	(100,493)
Materials	(93)	(13,725)	(34,954)	(4,353)	563	(800)	(131)	(173)	(255)	(2,260)	—	(56,181)
Outsourced services	(8,895)	(132,050)	(499,535)	(79,565)	(10,981)	(5,569)	(16,549)	(1,905)	(2,576)	(44,467)	24,326	(777,766)
Royalties for use of water resources	—	(134,914)	—	—	—	—	—	(1,652)	(883)	(2,587)	—	(140,036)
Depreciation and amortization	(279)	(260,750)	(278,209)	(67,919)	(1,465)	(17,786)	(27,428)	(4,136)	(3,178)	(50,792)	—	(711,952)
Operational provisions	8,817	(3,267)	(66,384)	(58,472)	—	2,862	(10)	(1)	(1)	(14,052)	—	(130,508)
Other expenses, net	(23,512)	(72,392)	(145,795)	(15,363)	(2,324)	(2,234)	(13,807)	(696)	(563)	(55,867)	2,460	(330,093)
Operational profit before Equity gains (losses) and Fin. Rev (exp.)	(77,353)	2,306,111	823,081	188,973	201,607	42,190	14,937	31,953	15,251	109,421	—	3,656,171
Gain on dilution of interest in jointly-controlled subsidiaries	—	253,538	—	4,147	—	—	—	—	—	1,020	—	258,705
Equity gain (loss) on subsidiaries	2,228,782	(2,201)	—	(225)	(266)	(4,336)	—	—	—	(57)	(2,224,179)	(2,482)
Financial revenue	98,793	191,683	227,381	33,535	3,126	27,922	8,243	872	880	79,113	—	671,548
Financial expenses	(84,590)	(679,627)	(433,250)	(127,964)	(32,040)	(9,480)	(10,177)	(374)	(74)	(97,971)	—	(1,475,547)
Profit before income tax and Social Contribution tax	2,165,632	2,069,504	617,212	98,466	172,427	56,296	13,003	32,451	16,057	91,526	(2,224,179)	3,108,395
Income tax and Social Contribution tax	—	(596,395)	(372,797)	(24,293)	(30,287)	(19,106)	(7,171)	(11,850)	(1,244)	(30,992)	—	(1,094,135)
Deferred income tax and Social Contribution tax	7,119	(11,407)	164,896	2,008	2,172	—	(1,909)	871	(27)	(5,232)	—	158,491
Profit for the period	2,172,751	1,461,702	409,311	76,181	144,312	37,190	3,923	21,472	14,786	55,302	(2,224,179)	2,172,751

FINANCIAL INFORMATION BY OPERATIONAL SEGMENT

PROFIT AND LOSS ACCOUNTS SEPARATED BY ACTIVITY, SEPTEMBER 30, 2012
	ELECTRICITY
Item	GENERATION	TRANSMISSION	DISTRIBUITION	GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL

ASSETS	12,965,466	10,189,277	14,513,020	935,961	468,292	974,207	(823,566)	39,222,657
CAPEX	460,566	94,107	1,133,425	78,640	20,437	467	—	1,787,642

NET OPERATIONAL REVENUE	3,376,309	1,149,501	8,464,293	434,975	101,679	208,224	(362,513)	13,372,468

COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY AND GAS
Electricity bought for resale	(449,834)	—	(3,690,520)	—	—	(127,642)	156,403	(4,111,593)
Charges for the use of the national grid	(212,449)	(158)	(594,585)	—	—	—	183,389	(623,803)
Gas purchased for resale	—	—	—	(356,028)	—	—	—	(356,028)
Total operational costs, electricity and gas	(662,283)	(158)	(4,285,105)	(356,028)	—	(127,642)	339,792	(5,091,424)

OPERATIONAL COSTS AND EXPENSES
Personnel and managers	(147,641)	(106,946)	(631,023)	(13,230)	(27,177)	(46,801)	—	(972,818)
Employees’ and managers’ profit shares	(28,065)	(16,086)	(117,521)	—	(1,630)	(14,192)	—	(177,494)
Post-retirement obligations	(15,116)	(7,378)	(70,416)	—	—	(7,583)	—	(100,493)
Materials	(7,236)	(7,013)	(39,117)	(800)	(131)	(1,884)	—	(56,181)
Outsourced services	(106,926)	(61,371)	(577,088)	(5,569)	(16,549)	(30,524)	20,261	(777,766)
Depreciation and amortization	(293,230)	(2,885)	(345,733)	(13,450)	(27,438)	(29,216)	—	(711,952)
Operational provisions	(5,071)	1,234	(138,591)	2,862	(10)	9,068	—	(130,508)
Royalties for use of water resources	(140,036)	—	—	—	—	—	—	(140,036)
Construction costs	—	(94,107)	(1,133,425)	—	—	—	—	(1,227,532)
Others	(61,535)	(25,625)	(162,531)	(2,234)	(8,996)	(71,632)	2,460	(330,093)
Total — Cost of operation	(804,856)	(320,177)	(3,215,445)	(32,421)	(81,931)	(192,764)	22,721	(4,624,873)

TOTAL COST	(1,467,139)	(320,335)	(7,500,550)	(388,449)	(81,931)	(320,406)	362,513	(9,716,297)

Operational profit before Equity gains (losses) and Fin. rev. (exp.)	1,909,170	829,166	963,743	46,526	19,748	(112,182)	—	3,656,171
Gain on dilution of interest in jointly-controlled subsidiaries	—	253,538	5,167	—	—	—	—	258,705
Equity gain (loss) on subsidiaries	(2,482)	—	—	—	—	—	—	(2,482)
Financial revenue	107,362	105,014	259,944	27,922	8,243	163,063	—	671,548
Financial expenses	(328,865)	(242,542)	(736,825)	(9,480)	(10,177)	(147,658)	—	(1,475,547)
PRE-TAX PROFIT (LOSS)	1,685,185	945,176	492,029	64,968	17,814	(96,777)	—	3,108,395
Income tax and Social Contribution tax	(569,174)	(97,516)	(398,417)	(19,106)	(7,171)	(2,751)	—	(1,094,135)
Deferred income tax and Social Contribution tax	40,343	(63,308)	183,404	—	(1,909)	(39)	—	158,491
PROFIT (LOSS) FOR THE PERIOD	1,156,354	784,352	277,016	45,862	8,734	(99,567)	—	2,172,751

Permitted Annual Revenue – RAP

Values of RAP (Permitted Annual Revenue)
Specified by Aneel Homologating Resolution No 1313*

Company	RAP	Cemig % interest	In Cemig Consolidated result	Cemig GT
Taesa		43,0%		638.566.429
ETEO	130.695.987	100,0%	56.199.275
ETAU	32.230.169	52,6%	7.287.048
Novatrans	386.271.534	100,0%	166.096.760
TSN	361.361.807	100,0%	155.385.577
Gtesa	6.610.066	100,0%	2.842.328
Patesa	15.875.326	100,0%	6.826.390
Munirah	27.116.003	100,0%	11.659.881
Brasnorte	21.983.585	38,7%	3.655.453
Abengoa
NTE	113.773.931	100,0%	48.922.790
STE	60.710.249	100,0%	26.105.407
ATEI	110.733.507	100,0%	47.615.408
ATEII	168.557.454	100,0%	72.479.705
ATEIII	77.884.667	100,0%	33.490.407
Cemig GT	485.248.168	100,0%	485.248.168	485.248.168
Cemig Itajubá	30.478.914	100,0%	30.478.914	30.478.914
Centroeste	12.931.500	51,0%	6.595.065
Transirapé	16.767.372	24,5%	4.108.006
Transleste	30.326.381	25,0%	7.581.595
Transudeste	18.796.578	24,0%	4.511.179
TBE
EATE	319.747.817	50,0%	159.809.959
STC	30.054.382	40,0%	12.018.747
Lumitrans	19.783.390	40,0%	7.911.378
ENTE	167.314.049	50,0%	83.640.293
ERTE	29.567.524	50,0%	14.780.805
ETEP	72.846.843	50,0%	36.408.852
ECTE	70.610.434	19,1%	13.479.532
EBTE (Stakes of Cemig GT + EATE)	33.500.428	74,5%	24.954.469
ESDE	10.098.940	50,0%	5.046.440	4.948.480
Light	6.645.644	32,6%	2.165.151
Transchile**	17.138.480	49,0%	8.397.855
RAP: CEMIG TOTALS			1.545.702.836	1.159.241.991

*            Permitted Annual Revenue in effect from July 1, 2012 to June 30, 2013.

**     Transmission revenue of Chile-based Transchile is set in US$, and adjusted annually by Chilean government Decree 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf). For the year 2012 (January through December) its budgeted transmission revenue was in the order of US$ 8,314,000.

For the year 2013 the figure currently expected is US$ 8,462,000.00.

For conversion into Reais in this table, the exchange rate of November 13, 2012 was used: R$ 2.0614/US$.

Appendices

Cemig D: Tables (R$ ‘000)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
2Q10	5.710	4.914	10.624	24
3Q10	5.841	5.047	10.888	25
4Q10	5.938	4.927	10.865	25
1Q11	6.034	4.797	10.831	25
2Q10	5.969	5.127	11.096	26
3Q11	6.166	5.274	11.441	24
4Q11	6.093	5.149	11.242	26
1°Q12	5.970	4.902	10.871	26
2°Q12	6.114	5.020	11.134	27
3°Q12	6.193	5.114	11.307	27

(1)         Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)         Total electricity distributed

(3)         Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Sales to end consumers	2.718.796	2.553.332	6	7.979.376	7.261.473	10
TUSD	470.951	458.356	3	1.396.221	1.351.554	3
Revenues from construction	438.373	167.184	162	980.799	739.349	33
Others	51.914	44.397	17	205.100	155.348	32
Subtotal	3.680.034	3.223.269	14	10.561.496	9.507.724	11
Deductions	(1.170.414)	(1.181.796)	(1)	(3.579.989)	(3.383.847)	6
Net Revenues	2.509.620	2.041.473	23	6.981.507	6.123.877	14

Operating Expenses	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Personnel/Administrators/Councillors	183.510	172.762	6	569.822	542.052	5
Employee Participation	38.693	31.949	21	117.521	51.992	126
Forluz — Post-Retirement Employee Benefits	23.472	21.833	8	70.416	65.498	8
Materials	13.059	10.622	23	34.954	43.840	(20)
Contracted Services	174.491	170.405	2	499.535	486.275	3
Purchased Energy	1.019.517	766.720	33	2.800.406	2.230.438	26
Depreciation and Amortization	101.738	94.629	8	278.209	284.224	(2)
Operating Provisions	13.264	50.082	(74)	66.384	113.208	(41)
Construction Cost	438.373	167.184	162	980.799	739.349	33
Charges for Use of Basic Transmission Network	202.674	178.768	13	594.585	497.579	19
Other Expenses	51.535	45.176	14	145.795	140.268	4
Total	2.260.326	1.710.130	32	6.158.426	5.194.723	19

Statement of Results	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Net Revenue	2.509.620	2.041.473	23	6.981.507	6.123.877	14
Operating Expenses	2.260.326	1.710.130	32	6.158.426	5.194.723	19
EBIT	249.294	331.343	(25)	823.081	929.154	(11)
EBITDA	351.032	425.972	(18)	1.101.290	1.213.378	(9)
Financial Result	(61.762)	(47.955)	29	(205.869)	(170.380)	21
Provision for Income Taxes, Social Cont & Deferred Income Tax	(60.507)	(62.652)	(3)	(207.907)	(224.558)	(7)
Net Income	127.025	220.736	(42)	409.305	534.216	(23)

Cemig GT: Tables (R$ ‘000)

Operating Revenues	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Sales to end consumers	762.801	678.927	12	2.115.982	1.910.636	11
Supply	508.396	424.564	20	1.527.512	1.228.546	24
Revenues from Trans. Network + Transactions in the CCEE	517.250	466.478	11	1.182.702	998.878	18
Construction revenue	31.773	22.602	41	77.527	50.784	53
Others	6.206	8.164	(24)	17.771	15.218	17
Subtotal	1.826.426	1.600.735	14	4.921.494	4.204.062	17
Deductions	(345.824)	(303.606)	14	(990.250)	(852.476)	16
Net Revenues	1.480.602	1.297.129	14	3.931.244	3.351.586	17

Operating Expenses	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Personnel/Administrators/Councillors	77.824	70.597	10	236.187	215.575	10
Employee Participation	14.387	11.244	28	43.819	16.337	168
Forluz — Post-Retirement Employee Benefits	7.498	6.946	8	22.494	20.838	8
Materials	11.718	3.987	194	19.765	13.411	47
Contracted Services	41.983	35.645	18	132.050	101.310	30
Depreciation and Amortization	80.064	92.937	(14)	260.750	277.106	(6)
Royalties	43.056	37.334	15	134.914	107.768	25
Operating Provisions	(3.397)	6.912	—	3.267	8.637	—
Charges for Use of Basic Transmission Network	31.708	22.602	40	198.853	179.159	11
Purchased Energy	186.792	147.609	27	429.297	428.971	0
Construction Cost	67.896	64.301	6	77.385	50.784	52
Other Expenses	20.230	18.124	12	66.352	54.592	22
Total	579.759	518.238	12	1.625.133	1.474.488	10

Statement of Results	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Net Revenue	1.480.602	1.297.129	14%	3.931.244	3.351.586	0
Operating Expenses	579.759	518.238	12%	1.625.133	1.474.488	0
EBIT	900.843	778.891	16%	2.306.111	1.877.098	0
Gain on issuance of shares	253.538	—	—	253.538	—	—
EBITDA	1.233.702	871.828	42%	2.818.198	2.154.204	0
Equity gain (loss) in subsidiaries	(743)	—	—	(2.201)	—	—
Financial Result	(154.598)	(154.912)	0%	(487.944)	(486.404)	0
Provision for Income Taxes, Social Cont & Deferred Income Tax	(257.691)	(146.499)	76%	(607.802)	(401.542)	1
Net Income	741.349	477.480	55%	1.461.702	989.152	48

Cemig Consolidated: Tables (R$ mn)

Energy Sales (Consolidated)	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Residential	2.795	2.635	6	8.581	8.085	6
Industrial	6.728	6.700	0	19.358	19.448	(0)
Commercial	1.887	1.668	13	5.856	5.209	12
Rural	831	816	2	2.104	1.964	7
Others	1.079	1.008	7	3.234	2.992	8
Subtotal	13.320	12.827	4	39.133	37.698	4
Own Consumption	15	13	15	47	42	12
Supply	3.488	3.679	(5)	10.199	10.501	(3)
Transactions on the CCEE	860	854	1	3.779	4.023	(6)
Sales under the Proinfa program	32	40	(20)	83	66	26
TOTAL	17.715	17.413	2	53.241	52.330	2

Energy Sales	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Residential	1.518	1.378	10	4.616	3.991	16
Industrial	1.202	1.146	5	3.409	3.229	6
Commercial	846	753	12	2.593	2.230	16
Rural	218	205	6	575	521	10
Others	365	339	8	1.079	963	12
Electricity sold to final consumers	4.149	3.821	9	12.272	10.934	12
Unbilled Supply, Net	17	4	325	25	38	(34)
Supply	488	421	16	1.315	1.181	11
Transactions on the CCEE	69	51	35	351	150	134
Sales under the Proinfa program	9	12	(25)	25	19	32
TOTAL	4.732	4.309	10	13.988	12.322	12

Independent Generation
September 2012 Sales	GWh
Horizontes	72
Ipatinga	238
Sá Carvalho	413
Barreiro	73
CEMIG PCH S.A	82
Rosal	193
Capim Branco	448
Cachoeirão	59
TOTAL	1.869

Operating Revenues	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Sales to end consumers	4.167	3.821	9	12.296	10.975	12
TUSD	528	561	(6)	1.559	1.465	6
Supply + Transactions in the CCEE	557	472	18	1.666	1.330	25
Revenues from Trans. Network	549	448	23	1.295	1.079	20
Gas Supply	208	153	36	546	422	29
Construction revenue	531	268	98	1.230	964	28
Others	146	110	33	463	333	39
Subtotal	6.686	5.833	15	19.055	16.568	15
Deductions	(1.875)	(1.791)	5	(5.683)	(5.138)	11
Net Revenues	4.810	4.036	19	13.372	11.430	17

Operating Expenses	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Personnel/Administrators/Councillors	321	293	10	973	897	8
Forluz – Post-Retirement Employee Benefits	31	31	—	100	93	8
Materials	22	17	29	56	65	(14)
Contracted Services	267	252	6	778	721	8
Purchased Energy	1.580	1.111	42	4.112	3.202	28
Royalties	44	38	16	140	113	24
Depreciation and Amortization	229	249	(8)	712	725	—
Operating Provisions	34	100	(66)	131	207	(37)
Charges for Use of Basic Transmission Network	139	226	(38)	623	609	2
Gas Purchased for Resale	138	93	48	356	236	51
Other Expenses	151	71	113	330	236	40
Employee Participation	59	47	26	178	71	151
Construction cost	530	267	99	1.227	962	28
TOTAL	3.545	2.795	27	9.716	8.137	19

Financial Result Breakdown	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Financial revenues	226	213	6	671	640	5
Revenue from cash investments	81	115	(30)	218	313	(30)
Arrears penalty payments on electricity bills	49	30	63	133	108	23
Interest and monetary updating on accounts receivable from the Minas Gerais state government	44	38	16	122	118	3
FX variations	8	(7)	(214)	38	8	375
Pasep and Cofins taxes on financial revenues	(2)	(27)	(93)	(3)	(28)	(89)
Profit on financial instruments	—	30	—	25	16	—
Other	46	34	35	138	105	31
Financial expenses	(465)	(484)	(4)	(1.473)	(1.405)	5
Costs of loans and financings	(299)	(357)	(16)	(963)	(1.026)	(6)
FX variations	(10)	(15)	(33)	(69)	(19)	263
Monetary updating – loans and financings	(48)	(16)	200	(128)	(112)	14
Monetary updating – paid concessions	(17)	(4)	—	(30)	(17)	—
Charges and monetary updating on Post-employment obligations	(28)	(18)	56	(94)	(81)	16
Other	(63)	(74)	(15)	(189)	(150)	26
Financial revenue (expenses)	(239)	(271)	(12)	(802)	(765)	5

Statement of Results	3Q12	3Q11	Ch%	9M12	9M11	Ch%
Net Revenue	4.810	4.036	19	13.372	11.430	17
Operating Expenses	3.545	2.795	27	9.716	8.137	19
EBIT	1.265	1.241	2	3.656	3.293	11
Profit on issuance of shares	259	—	—	259	—	—
EBITDA	1.753	1.490	18	4.368	4.018	9
Financial Result	(240)	(272)	(12)	(806)	(766)	5
Provision for Income Taxes, Social Cont & Deferred Income Tax	(347)	(312)	11	(937)	(821)	14
Net Income	937	657	43	2.172	1.706	27

Cash Flow Statement	9M12	9M11	Ch%
Cash at beginning of period	2.862	2.979	(4)
Cash generated by operations	3.278	3.088	6
Net profit	2.712	1.706	59
Depreciation and amortization	712	725	(2)
Suppliers	253	89	184
Provisions for operational losses	103	254	(59)
Other adjustments	(502)	314	(260)
Financing activities	8	(619)	(101)
Financings obtained and capital increase	4.029	1.330	203
Payments of loans and financings	(3.363)	(1.353)	149
Interest on Equity, and dividends	(658)	(596)	—
Investment activity	(3.610)	(1.598)	126
Securities - Financial Investment	(2.079)	167	—
Fixed and Intangible assets	(1.860)	(1.765)	5
Net cash received on dilution of jointly-controlled subsidiary	615	—	—
Acquisition of jointly-controlled subsidiary, net of cash acquired	(286)	—	—
Cash at end of period	2.538	3.851	(34)

BALANCE SHEETS (CONSOLIDATED) - ASSETS	Sep/12	2011
CURRENT	9.970	8.531
Cash and cash equivalents	2.539	2.862
Securities – cash investments	2.141	359
Consumers and Traders	2.581	2.550
Concession holders – transport of energy	484	427
Financial assets of the concession	788	1.120
Taxes offsetable	401	354
Income tax and Social Contribution recoverable	156	221
Dealers - Transactions on the MAE	21	22
Inventories	80	54
Other credits	779	562
NON-CURRENT	29.253	28.826
Accounts receivable from Minas Gerais state government	1.762	1.830
Deferred income tax and Social Contribution tax	1.196	2.036
Taxes offsetable	372	328
Income tax and Social Contribution recoverable	47	23
Deposits linked to legal actions	1.452	1.388
Consumers and Traders	162	159
Other credits	350	184
Financial assets of the concession	10.394	8.778
Investments	151	177
Fixed assets	8.752	8.662
Intangible	4.615	5.261
TOTAL ASSETS	39.223	37.357

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	sep/12	2011
CURRENT	11.022	12.169
Suppliers	1.440	1.190
Regulatory charges	353	368
Profit shares	172	90
Taxes, charges and contributions	563	517
Income tax and Social Contribution tax	173	129
Interest on Equity and dividends payable	642	1.243
Loans and financings	5.819	4.382
Debentures	1.109	3.439
Salaries and mandatory charges on payroll	264	272
Post-employment obligations	95	100
Provision for losses on financial instruments	—	25
Concessions payable	18	8
Other obligations	374	406
NON-CURRENT	14.366	13.443
Regulatory charges	260	262
Loans and financings	5.082	5.358
Debentures	4.602	2.600
Taxes, charges and contributions	985	897
Income tax and Social Contribution tax	306	1.234
Provisions	543	549
Concessions payable	158	130
Post-employment obligations	2.210	2.187
Other obligations	220	226
STOCKHOLDERS’ EQUITY	13.835	11.745
Registered capital	4.265	3.412
Capital reserves	3.954,00	3.954,00
Profit reserves	2.354	3.293
Adjustments to Stockholders’ equity	918	1.081
Accumulated Conversion Adjustment	10	5
Funds allocated to increase of capital	2.334	—
TOTAL LIABILITIES	39.223	37.357

4. Market Announcement:  Cemig GT wins the Brazilian National Quality Prize (PNQ) for 2012, November 8, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE: 31300040127

MARKET ANNOUNCEMENT

CEMIG GT WINS 2012 NATIONAL QUALITY PRIZE

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the market, and — in accordance with CVM Instruction 358 of January 3, 2002, as amended — the Brazilian Securities Commission (CVM) and the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.), as follows:

Cemig Geração e Transmissão S.A. (“Cemig GT”), a wholly-owned subsidiary of Cemig, has won first place in the Brazilian National Quality Prize (Prêmio Nacional da Qualidade — PNQ) for 2012.

The PNQ is Brazil’s most important award recognizing quality of management and increase of competitiveness among Brazilian companies.

Cemig takes this opportunity to thank all of its employees, recognizing the effort, dedication, and commitment to excellence in management throughout the Company that has led to this important achievement.

For more information about the PNQ, please see: http://www.fnq.org.br/site/397/default.aspx

Belo Horizonte, November 8, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Market Announcement:  Concession Contract Renewal Applications, October 15, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

CONCESSION CONTRACT RENEWAL APPLICATIONS

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBovespa) — in accordance with CVM Instruction 358/2002 — as follows:

Cemig has submitted statement of interest in extension of its Concession Contracts, to the Brazilian electricity regulator, Aneel, in accordance with the terms of Provisional Measure 579 of September 11, 2012, and Decree 7805 of September 14, 2012, without prejudice to any of its rights under the Conversion Law, as approved by the Board of Directors in a meeting held on today’s date.

Renewal of the following concession contracts was requested:

1.              The public electricity distribution service that is the subject of concessions for the municipalities and districts listed in Appendix I, regulated by the following distribution concession contracts: CEMIG North, Nº 002/97; CEMIG South, Nº 003/97; CEMIG East, Nº 004/97; and CEMIG West, Nº 005/97, all of July 10, 1997 in accordance with DNAEE Ministerial Order 130 of April 17, 1997, published in the federal Official Gazette of April 22, 1997 and extended by Ministerial Order 125 of April 17, 1997 of the Mining and Energy Ministry, published in the federal Official Gazette on April 22, 1997.

2.              Electricity generation service, for the following generating plants, contained in Concession Contract Nº 007/97 — CEMIG Geração, with provisos relating to the price of electricity, residual value of assets and operational conditions.

a.	Três Marias Hydroelectric Plant,	g.	Gafanhoto Small Hydro Plant,	m.	Paciência Small Hydro Plant,
b.	Volta Grande Hydroelectric Plant,	h.	Peti Small Hydro Plant,	n.	Marmelos Small Hydro Plant,
c.	Salto Grande hydroelectric plant,	i.	Tronqueiras Small Hydro Plant,	o.	Dona Rita Small Hydro Plant,
d.	Itutinga Hydroelectric Plant,	j.	Joasal Small Hydro Plant,	p.	Sumidouro Small Hydro Plant,
e.	Camargos Hydroelectric Plant,	k.	Martins Small Hydro Plant,	q.	Anil Small Hydro Plant, and
f.	Piau Small Hydro Plant,	l.	Cajuru Small Hydro Plant,	r.	Poquim Small Hydro Plant.

3.              Public electricity service transmission concession contract Nº 006/97 — CEMIG, relating to the transmission facilities under its responsibility that are classified as part of the National Grid, under Law 9074/95 and related regulations, with provisos relating to authorized revenue, operational conditions and residual value of the assets.

Belo Horizonte, October 15, 2012

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.